[GENEREX BIOTECHNOLOGY CORPORATION LETTERHEAD]

Via EDGAR
March 12, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Generex Biotechnology Corporation, Form 10-K for the Year Ended July 31, 2007 Filed October 15, 2007 File No. 000-25169

Ladies and Gentlemen:

On February 11, 2008, we submitted our responses to the January 31, 2008 comment letter of the Staff regarding the annual report on Form 10-K for the fiscal year ended July 31, 2007 (the “Form 10-K”) of Generex Biotechnology Company (the “Company”). Pursuant to the request of the Staff, we are hereby filing Amendment No 2 to the Form 10-K (the “Form 10-K/A”) that contains our amended disclosures and the amended report of the Company’s independent registered public accountants described in our February 11, 2008 response letter to the Staff.

The amended portions of the Form 10-K/A are as follows:

(i)
the addition of a brief description of the patents and their significance to the Company’s business to the disclosure relating to Subash Chandarana et al. v. Generex Biotechnology Corporation in Part I, Item 3 - Legal Proceedings;

(ii)	the inclusion of interest obligations in the table of Contractual Obligations in Part II, Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

(iii)
the amended report of the independent registered public accounting firm of the Company set forth in Part II, Item 8 - Financial Statements and Supplementary Data that includes the firm’s opinion on the Company’s statements of income, cash flows, and stockholders’ equity for the period from November 2, 1995 (date of inception) to July 31, 2007.

Securities and Exchange Commission
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
March 12, 2008

As we proposed in our February 11, 2008 response letter, we have not sought or included the consent of the Company’s predecessor auditor, BDO Dunwoody, LLP, on the basis that no changes have been made to the Company’s consolidated financial statements included in the Form 10-K/A. BDO Dunwoody, LLP’s consent was included with the Form 10-K when it was initially filed.

In addition, as we proposed in our February 11, 2008 response letter, we also have included the following revised disclosures in the Company’s quarterly report on Form 10-Q filed with the Commission on March 11, 2008: (i) the addition of a brief description of the patents and their significance to the Company’s business to the disclosure relating to Subash Chandarana et al. v. Generex Biotechnology Corporation set forth in Part II, Item 1 - Legal Proceedings (page 23); and (ii) the inclusion of interest obligations in the table of Contractual Obligations in Part I, Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 19).

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel